FOR IMMEDIATE RELEASE
CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS ANNOUNCES

United States Launch of Neurogenesis® HappyWater®

Vancouver, Canada, December 1, 2015, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, announces the launch of Neurogenesis® Happy Water® in the United States in both 500ml and 1 liter bio-bottle formats and its revolutionary WaterBox™.

Distribution will start later this month in Washington State, a short one hour drive from the Company’s Vancouver, Canada head office and water bottling facility. Direct to store distribution will be handled by a long standing regional distributor of national beverage brands while the Company retains primary responsibility for a select number of key national retail accounts.

Leading Brands Chairman & CEO, Ralph McRae, said: “We explored many different avenues to bring HappyWater® to the United States. In the end we chose an approach that will give us broad spectrum, hands-on retail distribution while at the same time allowing us to market the unique attributes of our brand to our key demographic. It is a model we believe will be repeatable and fiscally sustainable. We will geographically expand our DSD distribution footprint by building upon success.”

But you don’t need to wait even one more day for HappyWater® to come to a store near you. We will deliver our incredible, naturally functional water to your home or office anywhere in the United States at retail price and without delivery charge. Just visit: http://livehappywater.ca/estore/ and have a “Happy Hanukkah”, “Happy Christmas”, “Happy New Year”,….

HappyWater® is a perfectly alkaline, blend of spring and mineral waters, which provide a unique combination of minerals necessary for proper mental and physical health and revitalization:

For more information on some of the extraordinary benefits of rare lithia waters please see the September 13, 2014 New York Times article by Cornell University’s Anna Fels: “Should We All Take a Bit of Lithium” http://www.nytimes.com/2014/09/14/opinion/sunday/should-we-all-take-a-bit-of-lithium.html?_r=0.

A key aspect of the Company’s overall distribution strategy is the introduction of its patent pending WaterBox™ to consumers in the United States.

With 85% less plastic than conventional bottled water the WaterBox™ not only dramatically reduces the environmental footprint of water packaging generally, it also improves the very way consumers can integrate water into their everyday lives:

The WaterBox™ uses much less plastic and overall packaging per liter, is completely recyclable and returnable to Extended Producer Responsibility (EPR) and “deposit/return” programs. It provides a more sensible alternative to bulky, BPA-laden water jugs, saves considerably on the hidden costs of water coolers and provides infinitely greater flexibility.”

In September of 2014 the Company introduced Neurogenesis® HappyWater® in 5 liter and 10 liter formats of the WaterBox™ to great fanfare in Canada and will work to repeat those achievements in the United States. Experience has shown that the WaterBox™ provides a wonderful display benefit for the brand, visually overpowering the competition and drawing consumer eyes to the many benefits of HappyWater®.

Check out Neurogenesis® HappyWater® at www.LiveHappyWater.com, on Facebook at www.Facebook.com/LiveHappyWater and on Twitter at @LiveHappyWater.

HappyWater®, HappyLife, HappyWorld!™

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2015 Leading Brands, Inc.

This news release is available at www.LBIX.com
# # #